Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-190038 July 26, 2016

Press Release

For immediate release	Press Contact: Andrew Smith +1 212 412 7521 andrew.x.smith@barclays.com

Barclays Bank PLC announces reverse split of two iPath® volatility ETNs

New York, NY, July 26, 2016 — Barclays announced today that it will implement a 1 for 4 reverse split of two series of its iPath® ETNs (together, the “ETNs”) effective Tuesday, August 9, 2016:

ETN Name	Ticker	Exchange
iPath® S&P 500 VIX Short-Term FuturesTM ETN (“VXX ETNs”)	VXX	NYSE Arca
iPath® S&P 500 VIX Mid-Term FuturesTM ETN (“VXZ ETNs”)	VXZ	NYSE Arca

Barclays Bank PLC has the right (but no obligation) to initiate such a reverse split of each series of ETNs if the closing indicative value of the ETNs falls below $25.00 on any business day, as described in the pricing supplement relating to the ETNs.  On July 26, 2016, the closing indicative value of the VXX ETNs was $11.00, and the closing indicative value of the VXZ ETNs was 10.17.

The record date for the reverse split of each series of ETNs will be the close of business, New York time, on August 8, 2016.  The closing indicative value of each series of ETNs on the record date will be multiplied by four to determine the respective reverse-split adjusted value of that series of ETNs.  Each reverse split will be effective at the open of trading on August 9, 2016, and each series of ETNs will begin trading on NYSE Arca on a reverse-split adjusted basis on such date.  The reverse-split adjusted ETNs will each have a new CUSIP, but will retain the same ticker symbols.

Investors who, as of the record date, hold a number of ETNs that is not divisible by four will receive one reverse-split adjusted ETN for every four ETNs held on the record date and a cash payment for any odd number of ETNs remaining (the “partials”).  The cash amount due on any partials will be determined on August 15, 2016, based on the closing indicative value of the reverse-split adjusted ETNs on such date and will be paid by Barclays Bank PLC on August 18, 2016.

An investment in iPath ETNs involves significant risks and may not be suitable for all investors.  The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.  For more information on risks associated with

Barclays is a transatlantic consumer, corporate and investment bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US. With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website home.barclays the ETNs, please see “Selected Risk Considerations” below and the risk factors included in the relevant prospectus.

For more information regarding the reverse split process, including how the reverse-split adjusted value is determined, see the pricing supplement relating to the ETNs under the heading “Specific Terms of the ETNs—Split or Reverse Split.” The pricing supplement relating to the ETNs can be found on EDGAR, the SEC website, at: www.sec.gov. The prospectus is also available on the product website at www.iPathETN.com.

For further information, please contact the Barclays ETN desk at 1-212-528-7990.

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Selected Risk Considerations

An investment in the iPath ETNs described herein (the “ETNs”) involves risks.  Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal:  The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date.  Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased.  Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components.  The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC:  The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party.  Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption.  In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

The Performance of the Underlying Indices are Unpredictable: An investment in the ETNs is subject to risks associated with fluctuations, particularly a decline, in the performance of the underlying index. Because the performance of such index is linked to futures contracts on the CBOE® Volatility Index (the “VIX Index”), the performance of the underlying index will depend on many factors including, the level of the S&P 500®, the prices of options on the S&P 500®, and the level of the VIX Index which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of the underlying index. Additional factors that may contribute to fluctuations in the level of such index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500®, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets.

Your ETNs Are Not Linked to the VIX Index: The value of your ETNs will be linked to the value of the underlying index, and your ability to benefit from any rise or fall in the level of the VIX Index is limited. The index underlying your ETNs is based upon holding a rolling long position in futures on the VIX Index. These futures will not necessarily track the performance of the VIX Index. Your ETNs may not benefit from increases in the level of the VIX Index because such increases will not necessarily cause the level of VIX Index futures to rise. Accordingly, a hypothetical investment that was linked directly to the VIX Index could generate a higher return than your ETNs.

Market and Volatility Risk:  The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market.  Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

A Trading Market for the ETNs May Not Develop:  Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs:  You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions:  You must redeem at least 25,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date.  You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment:  Significant aspects of the tax treatment of the ETNs are uncertain.  You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov.  Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

The ETNs may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of ETNs you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.  Sales in the secondary market may result in significant losses.

The S&P 500 VIX Futures Indices are products of S&P Dow Jones Indices LLC (“SPDJI”).  S&P®, S&P 500®, and “S&P 500 VIX Short-Term FuturesTM”, “S&P 500 VIX Mid-Term FuturesTM” and “S&P 500® Dynamic VIX FuturesTM” are trademarks of Standard & Poor’s Financial Services LLC (“SPFS”).  VIX® is a registered trademark of Chicago Board Options Exchange, Incorporated (“CBOE”).  These trademarks have been licensed to S&P Dow Jones Indices LLC (“SPDJI”) and its affiliates, and sublicensed to Barclays Bank PLC for certain purposes. The ETNs are not sponsored, endorsed, sold or promoted by SPDJI, SPFS, CBOE or any of their respective affiliates (collectively, “S&P Dow Jones Indices”).  S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the S&P 500 VIX Futures Indices to track general market performance.

© 2016 Barclays Bank PLC.  All rights reserved.  iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC.  All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE